UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Fluidigm Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

34385P108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,244,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,243,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,243,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,244,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,243,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,243,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,820
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

56,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		56,820
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

56,820
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,818
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

19,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,244,950
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,243,458
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,243,458
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 34385P108

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:
(i)	Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”),
(ii)	Levin Capital Strategies GP, LLC, a Delaware limited liability company (“LCS GP”),

(iii)	Bi-Directional Disequilibrium Fund, L.P., a Delaware limited liability company (“Bi-Directional”),

(iv)	LCS, LLC, a Delaware limited liability company (“LCSL”),
(v)	Levcap Alternative Fund, L.P., a Delaware limited partnership (“Levcap”),
(vi)	LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”),
(vii)	Safinia Partners, L.P., a Delaware limited partnership (“Safinia”),
(viii)	LCS L/S, LLC, a Delaware limited liability company (“LCSLS”), and
(ix)	John A. Levin, a U.S. citizen (“Mr. Levin”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Appendix A annexed hereto (“Appendix A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Bi-Directional. Bi-Directional does not have any executive officers.

(b)               The address of the principal executive office of each of the Reporting Persons is: 595 Madison Avenue, 17th Floor, New York, New York 10022.

(c)                The principal business of LCS is acting as the investment advisor to Bi-Directional, Levcap, Safinia and certain managed accounts and as a sub-investment advisor to certain other investment companies, as further described in Item 5. The principal business of LCS GP is acting as the general partner of LCS. The principal business of Bi-Directional, Levcap and Safinia is investing in securities. The principal business of LCSL is acting as the general partner to Bi-Directional. The principal business of LCSEP is acting as the general partner to Levcap. The principal business of LCSLS is acting as the general partner to Safinia. The principal business of Mr. Levin is acting as the Chief Executive Officer of LCS and the managing member of each of LCSL, LCSEP and LCSLS.

11

CUSIP NO. 34385P108

(d)               During the last five years, no Reporting Person, nor any person listed on Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, no Reporting Person, nor any person listed on Appendix A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Except as set forth on Appendix A, Levin and each person listed on Appendix A is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS on behalf of separately managed accounts, including Transamerica Large Cap Value Fund, a registered investment company under the Investment Company Act of 1940, as amended (“Transamerica”), for which LCS acts as sub-investment advisor, were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 11,243,458 Shares beneficially owned directly by LCS is approximately $65,953,561, including brokerage commissions.

The Shares purchased by Bi-Directional were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 95,606 Shares owned directly by Bi-Directional is approximately $581,206, including brokerage commissions.

The Shares purchased by Levcap were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 56,820 Shares owned directly by Levcap is approximately $280,825, including brokerage commissions.

The Shares purchased by Safinia were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 19,818 Shares owned directly by Safinia is approximately $107,616, including brokerage commissions.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,163,532 Shares outstanding as of July 31, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018.

12

CUSIP NO. 34385P108

A. LCS

(a)	As of the close of business on October 30, 2018, LCS beneficially owned 11,243,458 Shares on behalf of separately managed accounts, including 1,305,269 Shares held by the separately managed account Transamerica.

Percentage: Approximately 28.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,244,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,243,458

(c)	The transactions in the Shares by LCS on behalf of separately managed accounts, including Transamerica, during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)	As the General Partner of LCS, LCS GP is deemed to beneficially own the 11,243,458 Shares beneficially owned by LCS.

Percentage: Approximately 28.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,244,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,243,458

(c)	LCS GP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. Bi-Directional

(a)	As of the close of business on October 30, 2018, Bi-Directional beneficially owned 95,606 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)	Bi-Directional has not undertaken any transactions in the Shares during the past 60 days.

 D. LCSL

(a)	As the general partner of LCSL, Bi-Directional is deemed to beneficially own the 95,606 Shares beneficially owned by Bi-Directional.

Percentage: Less than 1.0%.

13

CUSIP NO. 34385P108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)	LCSL has not undertaken any transactions in the Shares during the past 60 days.

E. Levcap

(a)	As of the close of business on October 30, 2018, Levcap beneficially owned 56,820 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 56,820*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 56,820*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)       Levcap has not undertaken any transactions in the Shares during the past 60 days.

F. LCSEP

(a)	As the General Partner of Levcap, LCSEP is deemed to beneficially own the 56,820 Shares beneficially owned by Levcap.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 56,820*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 56,820*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)	LCSEP has not undertaken any transactions in the Shares during the past 60 days.

G. Safinia

(a)	As of the close of business on October 30, 2018, Safinia beneficially owned 19,818 Shares.

Percentage: Less than 1.0%.

14

CUSIP NO. 34385P108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,818*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,818*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)	Safinia has not undertaken any transactions in the Shares during the past 60 days.

H. LCSLS

(a)	As the General Partner of Safinia, LCSLS is deemed to beneficially own the 19,818 Shares beneficially owned by Safinia.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 19,818*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 19,818*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)	LCSLS has not undertaken any transactions in the Shares during the past 60 days.

I. John Levin

(a)	As the Chief Executive Officer of LCS and the Managing Member of each of LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 11,243,458 Shares beneficially owned by LCS.

Percentage: Approximately 28.7%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,244,950
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,243,458

(c)	Mr. Levin has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

15

CUSIP NO. 34385P108

(d)       A separately managed account, Transamerica, a registered investment company under the Investment Company Act of 1940, as amended, for which LCS acts as sub-investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 1,305,269 Shares. Voting and dispositive power over such Shares is deemed to be shared between LCS and Transamerica.

Various other separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 9,765,945 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 6,767,437 Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On November 1, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement

16

CUSIP NO. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2018

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Fund, L.P.

By:	Levin Capital Strategies, L.P., the investment manager

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

17

CUSIP NO. 34385P108

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

18

CUSIP NO. 34385P108

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
10/30/2018	IA termination[1]	1,576,397	--	Levin Capital Strategies, L.P.
10/25/2018	Buy	2,599	7.1875	Levin Capital Strategies, L.P.
10/24/2018	Buy	7,363	7.2110	Levin Capital Strategies, L.P.
10/19/2018	Buy	25,209	7.5065	Levin Capital Strategies, L.P.
10/12/2018	Buy	18	7.4500	Levin Capital Strategies, L.P.
10/11/2018	Buy	53	7.4398	Levin Capital Strategies, L.P.
10/09/2018	Buy	34,896	7.2850	Levin Capital Strategies, L.P.
10/01/2018	Buy	24	7.5600	Levin Capital Strategies, L.P.
09/28/2018	IA termination[2]	29,070	--	Levin Capital Strategies, L.P.
09/27/2018	Buy	52	7.5300	Levin Capital Strategies, L.P.
09/25/2018	Buy	2,940	7.9752	Levin Capital Strategies, L.P.
09/19/2018	Buy	40	8.2200	Levin Capital Strategies, L.P.
09/11/2018	Buy	17	8.4200	Levin Capital Strategies, L.P.
09/06/2018	Buy	49	7.8400	Levin Capital Strategies, L.P.
09/05/2018	Buy	152	7.8499	Levin Capital Strategies, L.P.

1 On October 30, 2018, one of the Managed Accounts that held 1,576,397 shares closed. Accordingly, as of October 30, 2018, LCS ceased to serve as the investment manager for such Managed Account and as such, relinquished all voting and dispositive power over the shares held in the Managed Account.

2 On September 28, 2018, one of the Managed Accounts that held 29,670 shares closed. Accordingly, as of September 28, 2018, LCS ceased to serve as the investment manager for such Managed Account and as such, relinquished all voting and dispositive powew over the shares held in the Managed Account.